SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Greektown Superholdings, Inc.

(Name of Issuer)

Series A-1 Common Stock, par value $0.01 per share

(Title of Class of Securities)

392485108

(CUSIP Number)

December 31, 2013 (See Footnote 1 below)[1]

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
□	Rule 13d-1(c)
□	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

[1] The Reporting Person is filing this Schedule 13G to satisfy its reporting obligations pursuant to Rules 13d-1(b) and 13d-2(b) under the Act for each of the calendar years ended December 31, 2010 and December 31, 2013.

CUSIP No. 392485108	13G

1.	NAMES OF REPORTING PERSONS Credit Suisse AG (See Exhibit 99.1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0 as of December 31, 2010 and 0 as of December 31, 2013
	6. SHARED VOTING POWER	10,356 as of December 31, 2010 and 0 as of December 31, 2013
	7. SOLE DISPOSITIVE POWER	0 as of December 31, 2010 and 0 as of December 31, 2013
	8. SHARED DISPOSITIVE POWER	10,356 as of December 31, 2010 and 0 as of December 31, 2013
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,356 as of December 31, 2010 and 0 as of December 31, 2013
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% as of December 31, 2010 and 0.0% as of December 31, 2013
12.	TYPE OF REPORTING PERSON BK, HC

Item 1.	(a)	Name of Issuer Greektown Superholdings, Inc.
	(b)	Address of Issuer's Principal Executive Offices 555 East Lafayette, Detroit, Michigan 48226
Item 2.	(a)	Name of Person Filing Credit Suisse AG (See Exhibit 99.1)
	(b)	Address of Principal Business Office or, if None, Residence Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Series A-1 Common Stock, par value $0.01 per share
	(e)	CUSIP Number 392485108
Item 3.	If this statement is filed pursuant to §§ 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	□	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	□	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	□	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	□	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	□	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:
10,356 as of December 31, 2010 and 0 as of December 31, 2013
(b) Percent of Class:
6.9% as of December 31, 2010 and 0.0% as of December 31, 2013
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
0 as of December 31, 2010 and 0 as of December 31, 2013
(ii) Shared power to vote or to direct the vote
10,356 as of December 31, 2010 and 0 as of December 31, 2013
(iii) Sole power to dispose or to direct the disposition of
0 as of December 31, 2010 and 0 as of December 31, 2013
(iv) Shared power to dispose or to direct the disposition of
10,356 as of December 31, 2010 and 0 as of December 31, 2013
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1
Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2014
Credit Suisse AG
By:	/s/ Louise Guarneri
Name: Louise Guarneri
Title: Managing Director and Authorized Signatory, on behalf of the Reporting Person